

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 15, 2009

Mr. Roy W. Templin
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 M-63
Benton Harbor, MI 49022-2692

> **Whirlpool Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 19, 2009**
> **File No. 1-3932**

Dear Mr. Templin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director